Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

March 2, 2007

Mr. Horace J. Davis, III
Chief Executive Officer
Trinsic, Inc.
601 South Harbour Island Boulevard
Suite 220
Tampa, Florida 33602

      Re: **Trinsic, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed on March 31, 2006

            Forms 10-Q for Fiscal Quarter Ended September 30, 2006
            File No. 0-28467

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director